

Mail Stop 7010

April 9, 2009

Ms. Sandra G. Sciutto
California Coastal Communities, Inc.
6 Executive Circle
Suite 250
Irvine, California 92614

       RE: **California Coastal Communities, Inc.**
               Form 10-K for the fiscal year ended December 31, 2008
               Filed March 26, 2009
               File #0-17189

Dear Ms. Sciutto:

      We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2008

Critical Accounting Policies and Estimates, page 57
Impairment of Long-Lived Assets, page 58

1. To provide investors a better understanding of your impairment assessment relative to current market conditions, as well as allowing investors to better assess the likelihood of potential future impairments, please revise future filings to include the following for each period presented:

- A detailed discussion of how you determined that your Brightwater assets were not impaired;
- Specific and quantified disclosure of your critical assumptions and a sensitivity analysis of those assumptions;
- Quantitative information regarding any significant known trends;
- Any material and useful information that you gather and analyze regarding the risks of recoverability of your assets.

Income Taxes, page 59

2. Given your net losses in fiscal 2008 and 2007 as well as your disclosure on page 3 that the current depressed economic conditions could continue and perhaps worsen during 2009 and beyond, please revise your disclosure in future filings to include a more specific and comprehensive discussion regarding how you determined that your remaining deferred tax assets are realizable. In this regard, please quantify your reliance on future taxable income. If you are also relying on tax-planning strategies, please disclose their nature and any uncertainties, risk, or assumptions related to these tax-planning strategies.

* * * *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Ms. Sandra G. Sciutto
California Coastal Communities, Inc.
April 9, 2009
Page 3

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Tricia Armelin, Staff Accountant, at (202) 551-3747, or, in her absence, to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Accounting Branch Chief